Exhibit 99.1

UIL Holdings Corporation

157 Church Street

P.O. Box 1564

New Haven, CT 06506-0901

203.499.2812 Fax: 203.499.3512

NEWS RELEASE

Feb. 25, 2015

Iberdrola USA to Combine with UIL to Create a Leading, Diversified

Publicly-Traded Company Based in the Northeast

•	$17.9 billion transaction brings together two premier companies to create a large, diversified power and utility company with a rate base of approximately $8.3 billion, over 3.1 million electric and gas customers and a highly-contracted 6.5 GW primarily renewables portfolio that includes the second largest operating wind portfolio in the U.S.

•	Combined company intends to invest $6.9 billion in regulated electric and gas infrastructure and other capital expenditures over next five years to maintain high levels of reliability and customer service

•	Combined company expects to have a strong financial profile with projected earnings per share growth of approximately 10% annually through 2019, supported by a significant combined regulated and renewables investment program, a solid investment grade balance sheet and robust cash flow profile

•	At closing, UIL shareholders to receive one share in the newly-listed U.S. company for each UIL share plus a cash payment of $10.50

•	Iberdrola and UIL shareholders to own 81.5% and 18.5% of the combined company, respectively

New Gloucester, ME and New Haven, CT – February 25, 2015 – Iberdrola USA and UIL Holdings Corporation (NYSE: UIL) today announced that they have entered into a definitive agreement under which Iberdrola USA will acquire UIL and create a newly listed U.S. publicly-traded company. The agreement, which has been unanimously approved by both companies’ Boards of Directors, creates a leading, diversified power and utility company in the Northeast. UIL’s current President and Chief Executive Officer, James P. Torgerson, will become the company’s CEO upon closing.

The proposed transaction implies total value per share to UIL shareholders of $52.75, including $10.50 per share paid in the form of cash, representing a 24.6% premium to UIL’s closing share price on February 25, 2015, and a 19.3% premium to the average closing price over the past 30 days. The value of the stock consideration received is based on the mid-point of the combined company’s estimated 2016 and 2017 earnings per share valued at peer P/E multiples of 17.5x and 16.5x, respectively.

This combination creates a larger, more diversified power and utility company with seven highly-regarded regulated electric and gas utilities in complementary geographies: Iberdrola USA’s New York State Electric & Gas (NYSE&G), Rochester Gas & Electric (RG&E) and Central Maine Power (CMP), and UIL’s United Illuminating (UI), Southern Connecticut Gas (SCG), Connecticut Natural Gas (CNG) and Berkshire Gas (BGC). The combined entity will have a rate base of approximately $8.3 billion and expects to invest $6.9 billion in regulated electric and gas infrastructure and other capital expenditures over the next five years. The combined company will serve 3.1 million electric and gas customers across New York, Connecticut, Maine and Massachusetts. It will also have a highly-contracted 6.5 GW primarily renewables portfolio, which includes the second largest operating wind portfolio in the U.S., and a total pipeline of over 6 GW.

A vast majority of Iberdrola USA’s current renewable generation portfolio is contracted to utilities under long-term agreements and approximately 95% of the combined company’s gross margin is projected to be derived from regulated operations or contracted generation.

Ignacio Galán, Chairman of IBERDROLA, said: “The transaction integrates Iberdrola USA and UIL, is consistent with Group strategy and creates a significant company in the United States, a key market in which we are taking a major step forward. It also reflects our preference for effecting friendly corporate transactions.”

“Iberdrola is an ideal long-term partner for our customers, our employees and the communities we serve,” said Mr. Torgerson, President and Chief Executive Officer of UIL. “We will be a more diversified and stronger utility as a group with greater scale and financial resources to support continued investment in system reliability and infrastructure projects to ensure customers continue to receive the safe, reliable and cost-efficient service that they have come to expect from our top-performing companies. Our combined company will also benefit from a shared commitment to industry excellence, high-quality customer service and giving back to the communities we serve.” Noting the geographic concentration of regulated businesses in the Northeast, Mr. Torgerson added, “The combined company will be able to draw upon even more resources to react and respond to needs in any part of the system, especially in weather emergencies.”

“This is a very compelling transaction for our shareholders. The combination will be immediately accretive to UIL’s cash flow profile and includes a $10.50 cash payment for each share currently owned,” Mr. Torgerson continued. “Shareholders will also participate in the future upside prospects of the combined company, enabled by leveraging its balance sheet strength to pursue additional investment opportunities in the Northeast and across the U.S., such as its highly attractive renewable energy development portfolio.”

Other Information

The combined company’s robust financial profile will provide the financial flexibility to aggressively pursue near- and long-term growth opportunities, particularly in transmission and contracted wind. UIL will benefit from being a part of a group with lower leverage and with immediate cash flow accretion, supporting a strong investment grade credit rating and enabling the combined company to execute a $6.9 billion, five-year regulated capital expenditure program.

Upon completion of the transaction, it is expected that long-term earnings per share will grow by approximately 10% annually through 2019. The combined company will initially set its dividend at UIL’s current quarterly dividend of $1.728 per share, and will target a competitive dividend based on a 65% to 75% payout ratio long-term.

Mr. Torgerson will become CEO of the combined company and will select and lead a U.S.-based leadership team from among the UIL and Iberdrola USA business leadership. Iberdrola and UIL will continue to have offices in New Haven, Connecticut, Massachusetts, Maine and New York.

At the close of the transaction, Mr. Torgerson, in addition to two current UIL directors, will join Iberdrola USA’s Board of Directors. The Board of Directors for the newly-listed combined entity will consist of up to nine Iberdrola USA directors.

The combined company will honor all existing labor agreements with UIL’s unions and maintain UIL’s charitable giving and corporate philanthropy programs.

The transaction is subject to regulatory and UIL shareholder approvals and other customary closing conditions. The transaction is expected to close by the end of 2015.

2014 Financial Results

Today, UIL also announced 2014 financial results and guidance for 2015. UIL reported 2014 GAAP-based diluted EPS of $1.92. Excluding non-recurring costs, which were primarily related to the Company’s proposed acquisition of Philadelphia Gas Works, diluted EPS was $2.26.

UIL’s consolidated earnings for 2015 are expected to be in the range of $2.30 to $2.50 per diluted share.

Advisors on the Transaction

Morgan Stanley served as financial advisor and Sullivan & Cromwell LLP and Wiggin and Dana LLP served as legal advisors to UIL.

Financial Community Presentation

A live webcast regarding this announcement will be held at 8:30 am Eastern on Thursday, February 26, 2015. To access the conference call, dial (866) 547-1509 in the U.S. or +1 (920) 663-6208 for international participants with conference ID 95896451. Investors, media and others may also access this event by logging on to UIL’s website at www.uil.com. The webcast will be archived on each site for those unable to listen in real time.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL Holdings Corporation (“UIL”) and Iberdrola USA, Inc. (“Iberdrola USA”). In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement of UIL, that will also constitute a prospectus of Iberdrola USA. UIL will mail the proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction (when available), free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409. Copies of the documents filed with the SEC by Iberdrola USA will be available free of charge on Iberdrola USA’s website at www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations department at +34917842743.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, will be set forth in the proxy statement/prospectus, which will be included in Iberdrola USA’s registration on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL’s shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither UIL nor Iberdrola USA undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Iberdrola Investor Contacts:	UIL Investor Contacts:

Ignacio Cuenca: +34917842743	Susan Allen: 203.499.2409

Iberdrola Media Contacts:	UIL Media Contacts:

Jesús García: +34917842502	Michael A. West Jr.: 203.499.3858

About Iberdrola

IBERDROLA is a private company that operates on a global scale, with over 150 years of experience in the fields of energy development, guarantee of supply, quality and innovation. Following the major process of expansion and internationalisation, particularly since the year 2001, it is now the leading company in the sector in Spain and the fifth largest electric utility in the world in terms of stock market capitalisation, with a staff of some 28,000 employees and over 32 million electricity and gas customers worldwide.

About UIL Holdings Corporation:

Headquartered in New Haven, Connecticut, UIL Holdings Corporation (NYSE:UIL) is a diversified energy delivery company serving more than 725,000 electric and natural gas utility customers in 67 communities across two states, with combined total assets of over $5 billion.

UIL is the parent company of The United Illuminating Company (UI), The Southern Connecticut Gas Company (SCG), Connecticut Natural Gas Corporation (CNG), and The Berkshire Gas Company, each more than 100 years old. UI provides for the transmission and delivery of electricity and other energy related services for Connecticut’s Greater New Haven and Bridgeport areas. SCG and CNG are natural gas distribution companies that serve customers in Connecticut, while Berkshire Gas serves natural gas customers in western Massachusetts. UIL employs more than 1,900 people in the New England region.

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